Exhibit 4.1

Description of Securities of Empire State Realty OP, L.P.
Registered under Section 12 of the Securities Exchange Act of 1934, as Amended
The following description of the material terms of the common units representing limited partnership interests in Empire State Realty OP, L.P. (the “operating partnership,” “we,” “us,” and “our”) does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the operating partnership’s First Amended and Restated Agreement of Limited Partnership, as amended (the “partnership agreement”), a copy of which has been filed as an exhibit to the Annual Report on Form 10-K to which this Exhibit 4.1 is attached.
General
The operating partnership has three series of common units registered under Section 12 of the Exchange Act of 1934, as amended (the “Exchange Act”): (i) Series ES common units, (ii) Series 60 common units, and (iii) Series 250 common units. A fourth series of common units, the Series PR common units, is not registered under the Exchange Act. Other than with respect to the transfer restrictions applicable to the Series PR common units as further described below and that the Series PR common units are not listed on a national securities exchange, each of the series of common units has identical rights as to distributions, liquidation and other rights as a limited partner in the operating partnership. The four series vote together as a single class on all matters on which the holders of operating partnership units have the right to approve.
All holders of common units, including Empire State Realty Trust, Inc. (“ESRT”), in its capacity as general partner of the operating partnership, are entitled to share in cash distributions from, and in the profits and losses of, the operating partnership. Holders of units have the rights to which limited partners are entitled under the partnership agreement and the Delaware Revised Uniform Limited Partnership Act. In addition to the rights and provisions described in more detail below, the common units:

•	have limited voting rights;

•	do not have any conversion rights;

•	do not have any sinking fund rights;

•	do not generally have any appraisal rights;

•	do not have any preemptive rights to subscribe for any of the operating partnership’s securities; and

•	are subject to restrictions on ownership and transfer.
Distributions
Subject to the preferential rights of any other class or series of units of limited partnership interest, including the outstanding series of preferred units, holders of Series ES, Series 60, Series 250 and Series PR common units are entitled to receive distributions, as and when declared by the board of directors of the general partner, out of legally available funds. The partnership agreement provides that our general partner may cause the operating partnership to make quarterly (or more frequent) distributions of all, or such portion as our general partner may in its sole and absolute discretion determine, of available cash (which is defined to be cash available for distribution as determined by the general partner) (i) first, with respect to any partnership interests that are entitled to any preference in accordance with the rights of such interests (and, within any such class, pro rata according to their respective percentage interests) and (ii) second, with respect to any partnership interests that are not entitled to any preference in distribution, in accordance with the rights of such class of interests (and, within any such class, pro rata in accordance with their respective percentage interests).
Allocations of Net Income and Net Loss
Net income and net loss of the operating partnership are determined and allocated with respect to each fiscal year of the operating partnership as of the end of the year. Except as otherwise provided in the partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the partnership agreement, net income and net loss are allocated to the holders of partnership interests in accordance with their respective percentage interests in a relevant class or series at the end of each fiscal year. The partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise required by the partnership agreement or the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury

Regulations, each operating partnership item of income, gain, loss and deduction is allocated among the limited partners of the operating partnership for U.S. federal income tax purposes in the same manner as its correlative item of book income, gain, loss or deduction is allocated pursuant to the partnership agreement. In addition, under Section 704(c) of the Code, items of income, gain, loss and deduction with respect to appreciated or depreciated property which is contributed to a partnership, such as the operating partnership, in a tax-free transaction must be specially allocated among the partners in such a manner so as to take into account such variation between tax basis and fair market value. The operating partnership will allocate tax items to the holders of partnership interests taking into consideration the requirements of Section 704(c).
ESRT, our sole general partner, has sole discretion to ensure that allocations of income, gain, loss and deduction of the operating partnership are in accordance with the interests of the partners as determined under the Code and all matters concerning allocations of tax items not expressly provided for in the partnership agreement may be determined by our general partner in its sole discretion. In addition, our general partner may adopt conventions and methods of accounting for determining asset values, basis and identities of partners for proper administration of the operating partnership and to preserve the uniformity of each series of operating partnership units that are traded on NYSE Arca.
Redemption Rights
The operating partnership generally has no right to redeem the common units, including the common units, except in certain circumstances relating to the preservation of ESRT’s status as a real estate investment trust (“REIT”) for U.S. federal income tax purposes.
After 12 months of becoming a holder of common units, each holder has the right, subject to the terms and conditions set forth in the partnership agreement, to require the operating partnership to redeem all or a portion of the units held by such limited partner in exchange for a cash amount equal to the number of tendered units multiplied by the price of a share of ESRT Class A common stock (determined in accordance with, and subject to adjustment under, the terms of the partnership agreement), unless the terms of such units or a separate agreement entered into between the operating partnership and the holder of such units provide that they are not entitled to a right of redemption or provide for a shorter or longer period before such limited partner may exercise such right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the fifth business day after ESRT receives a notice of redemption, ESRT may, in its sole and absolute discretion, but subject to the restrictions on the ownership of ESRT common stock imposed under ESRT’s charter and the transfer restrictions and other limitations thereof, elect to acquire some or all of the tendered units from the tendering partner in exchange for shares of ESRT Class A common stock, based on an exchange ratio of one share of ESRT Class A common stock for each common unit (subject to anti-dilution adjustments provided in the partnership agreement).
Liquidation and Ranking
The common units, with respect to distribution rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the operating partnership, rank (i) junior to the outstanding series of preferred units, and any other class or series of partnership units, if the holders of such class or series are entitled to the receipt of distributions and of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or in priority to the holders of the common units and (ii) on parity with any other class or series of partnership units, if the holders of such other class or series are entitled to the receipt of distributions and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid distributions per unit or liquidation preference, without preference or priority one over the other.
Voting Rights
Each outstanding common unit entitles the holder thereof to one vote on all matters submitted to a vote of unitholders. The partnership agreement provides limited partners with certain limited voting rights. Subject to certain exceptions, the operating partnership may not, without the consent of a majority of the limited partners, (i) conduct any business other than as permitted under the partnership agreement or (ii) engage in a merger, consolidation or other combination or sale of substantially all of its assets. Additionally, as further described below, certain amendments to the partnership agreement must be approved by the limited partners holding a majority of all outstanding limited partnership units and certain amendments must be approved by each partner adversely affected thereby. Limited partners are also entitled to any voting rights that may be required by law. Subject to these voting rights, ESRT, as the sole general partner of the operating partnership, has full, exclusive and complete responsibility and discretion in the management and control of the operating partnership, including the ability to cause the operating partnership to enter into certain major transactions, such as a merger of the operating partnership or a sale of substantially all of the assets of the operating partnership.
Withdrawal by the General Partner; Transfer of Shares of the General Partner

ESRT may not withdraw voluntarily from the operating partnership or transfer ESRT’s interest in the operating partnership, including ESRT’s limited partner interest unless the transfer is made in connection with (i) any merger, consolidation or other combination in which, following the consummation of such transaction, the equity holders of the surviving entity are substantially identical to ESRT’s stockholders, (ii) a transfer to a qualified REIT subsidiary or (iii) as otherwise expressly permitted under the partnership agreement. The partnership agreement permits ESRT to engage in a merger, consolidation or other combination, or sale of substantially all of ESRT’s assets if:

•	ESRT receives the consent of a majority in interest of the limited partners (excluding ESRT);

•	following the consummation of such transaction, substantially all of the assets of the surviving entity consist of partnership units; or

•
as a result of such transaction all limited partners will receive, or will have the right to receive, for each common unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of ESRT Class A common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of ESRT’s common stock, each holder of common units shall be given the option to exchange its units for the greatest amount of cash, securities or other property that a limited partner would have received had it exercised its redemption right (described above) and received shares of ESRT Class A common stock immediately prior to the expiration of the offer.

To the extent they remain listed on a national securities exchange, Series ES, Series 60 and Series 250 common units generally are freely transferable, and any transferee of such units will be admitted to the partnership with respect to such units. Notwithstanding the foregoing, transfers of operating partnership units and admission of transferees to the partnership are subject to certain other procedural requirements described in the partnership agreement. With certain limited exceptions for family and affiliates, other interests in the operating partnership, including Series PR common units, may not be transferred without ESRT’s prior written consent, which consent may be withheld in ESRT’s sole and absolute discretion.
Issuance of Common Stock and Additional Partnership Interests
Pursuant to the partnership agreement, upon the issuance of ESRT stock other than in connection with a redemption of operating partnership units, ESRT will generally be obligated to contribute or cause to be contributed the cash proceeds or other consideration received from the issuance to the operating partnership in exchange for, in the case of common stock, common units or, in the case of an issuance of preferred stock, preferred operating partnership units with designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of the preferred stock. In addition, ESRT may cause the operating partnership to issue additional operating partnership units or other partnership interests and to admit additional limited partners to the operating partnership from time to time, on such terms and conditions and for such capital contributions as ESRT may establish in ESRT’s sole and absolute discretion, without the approval or consent of any limited partner, including: (i) upon the conversion, redemption or exchange of any debt, units or other partnership interests or other securities issued by the operating partnership; (ii) for less than fair market value; or (iii) in connection with any merger of any other entity into the operating partnership.
Term
The term of the operating partnership commenced on November 28, 2011 and will continue perpetually, unless earlier terminated in the following circumstances:

•
a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless, prior to the entry of such order or judgment, a majority in interest of the remaining outside limited partners agree in writing, in their sole and absolute discretion, to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a successor general partner;

•
an election to dissolve the operating partnership made by the general partner in its sole and absolute discretion, with or without the consent of a majority in interest of the outside limited partners;

•	entry of a decree of judicial dissolution of the operating partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;

•
the occurrence of any sale or other disposition of all or substantially all of the assets of the operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the operating partnership;

•	the redemption (or acquisition by the general partner) of all operating partnership units that the general partner has authorized other than those held by ESRT; or

•
the incapacity or withdrawal of the general partner, unless all of the remaining partners in their sole and absolute discretion agree in writing to continue the business of the operating partnership and to the appointment, effective as of a date prior to the date of such incapacity, of a substitute general partner.

Amendments to the Partnership Agreement
Amendments to the partnership agreement may be proposed only by ESRT, as our sole the general partner. Generally, the partnership agreement may be amended with the general partner’s approval and the approval of the limited partners holding a majority of all outstanding limited partner units (excluding limited partner units held by ESRT or its subsidiaries). Certain amendments that would, among other things, have the following effects, must be approved by each partner adversely affected thereby:

•	convert a limited partner’s interest into a general partner’s interest (except as a result of the general partner acquiring such interest);

•	modify the limited liability of a limited partner;

•	modify the rights of any partner to receive the distributions to which such partner is entitled (subject to certain exceptions);

•	modify the redemption rights provided by the partnership agreement; or

•	modify the provisions governing transfer of the general partner’s partnership interest.
Notwithstanding the foregoing, ESRT will have the power, without the consent of the limited partners, to amend the partnership agreement as may be required to:

•	add to ESRT’s obligations or surrender any right or power granted to ESRT or any of its affiliates for the benefit of the limited partners;

•
reflect the admission, substitution, or withdrawal of partners or the termination of the operating partnership in accordance with the partnership agreement and to cause the operating partnership or the operating partnership’s transfer agent to amend its books and records to reflect the holders of partnership interests in connection with such admission, substitution or withdrawal;

•
reflect a change that is of an inconsequential nature or does not adversely affect the limited partners as such in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with the law or with other provisions, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with the law or with the provisions of the partnership agreement;

•	satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a U.S. federal or state agency or contained in U.S. federal or state law;

•
set forth or amend the designations, preferences, conversion or other rights, voting powers, duties restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of the holders of any additional partnership units issued or established pursuant to the partnership agreement;

•
reflect such changes as are reasonably necessary for ESRT to maintain or restore ESRT’s qualification as a REIT, to satisfy the REIT requirements or to reflect the transfer of all or any part of a partnership interest among ESRT and any qualified REIT subsidiary or entity that is disregarded as an entity separate from the general partner for U.S. federal income tax purposes;

•
modify either or both of the manner in which items of net income or net loss are allocated or the manner in which capital accounts are computed (but only to the extent set forth in the partnership agreement, or to the extent required by the Code or applicable income tax regulations under the Code);

•
act to facilitate the uniformity of tax consequences within each of the Series ES, Series 60 and Series 250 common units (including any division of such classes), or other operating partnership units listed on a national securities exchange to facilitate their trading on such exchange;

•	comply with any rules, regulation, guideline or requirement of any national securities exchange on which the Series ES, Series 60 or Series 250 common units are or will be listed;

•	issue additional partnership interests;

•
reflect the admission, substitution, termination or withdrawal of the general partner and limited partners or an increase or decrease in either the general partner’s or limited partner’s DRO Amount (as defined in the partnership agreement) in accordance with the partnership agreement;

•
impose restrictions on the transfer of operating partnership units if the general partner of the operating partnership receives an opinion of counsel reasonably to the effect that such restrictions are necessary in order to comply with any federal or state securities laws or regulations applicable to the operating partnership or the operating partnership units; and

•
reflect any other modification to the partnership agreement as is reasonably necessary for the business or operations of the operating partnership or the general partner of the operating partnership and which does not otherwise require the consent of each partner adversely affected.

Holders of the outstanding series of preferred units have voting rights in connection with amendments to the operating partnership’s partnership agreement or the terms of the outstanding series of preferred units that materially and adversely affect the rights of the holders of the outstanding series of preferred units. Other than in these limited circumstances, holders of the outstanding series of preferred units have no voting rights.
Certain provisions affecting the rights and duties as general partner, either directly or indirectly (e.g., restrictions relating to certain extraordinary transactions involving ESRT or the operating partnership) may not be amended without the approval of a majority of the limited partnership units (excluding limited partnership units held by ESRT).
Transfer Agent and Registrar and Listing
American Stock Transfer and Trust Company, LLC, Operations Center, Attn: Reorganization Department, 6201 15th Avenue, Brooklyn, New York, 11219, is the transfer agent and registrar for the Series ES, Series 60 and Series 250 common units, which are traded on NYSE Arca under the symbols “ESBA,” “FISK” and “OGCP,” respectively. ESRT may, without the consent of the limited partners, delist some or all of the operating partnership units from the national securities exchange on which such operating partnership units are traded.
Tax Matters
Pursuant to the partnership agreement, the general partner is the tax matters partner of the operating partnership and has certain other rights relating to tax matters. Accordingly, as both our sole general partner and tax matters partner, ESRT has authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of the operating partnership.
Management Liability and Indemnification
Neither ESRT nor ESRT’s directors and officers will be liable to the operating partnership, the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, so long as such person acted in good faith. The partnership agreement provides for indemnification of ESRT, its affiliates and each of ESRT’s respective officers, directors, employees and any persons ESRT may designate from time to time in its sole and absolute discretion, including present and former members, managers, stockholders, directors, limited partners, general partners, officers or controlling persons of our predecessor, to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that the operating partnership will not indemnify such person, for (i) willful misconduct or a knowing violation of the law, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the partnership agreement.